United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2003

Alcatel

54, rue La Boétie, 75008, Paris, France

SIGNATURE
CHAIRMAN’S MESSAGE
SHAREHOLDERS’ NOTEBOOK
U.S. GAAP SUMMARIZED CONSOLIDATED FINANCIAL STATEMENTS
SHAREHOLDER CONTACTS

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel

Date: April 23th, 2003	By:	/S/ Jean-Pascal Beaufret Jean-Pascal Beaufret Chief Financial Officer

“Alcatel hereby incorporates by reference this Form 6-K into three certain Registration Statements on Form F-3, namely, Registration Nos. 333-11784, 333-13966, and 333-14004 and also Registration Statement on Form F-4 Reg. No. 333-82930”.

ALCATEL IN BRIEF
2002

CHAIRMAN’S MESSAGE

DEAR SHAREHOLDERS,

The year 2002 proved to be a difficult one for Alcatel and for the telecommunications industry in general. Because of financial problems, many of our customers, operators and service providers were forced to cut back drastically on capital spending. Some even declared bankruptcy. Alcatel saw its market decline by a drastic 31% on a like-for-like basis, after 2001 had already registered a substantial decline from the record volumes of 2000. Since the market has to date shown no signs of recovery in 2003, we can only conclude that the crisis which has hit our industry is one of the most severe in the history of the modern economy. Nevertheless and despite this difficult context, Alcatel has been able to achieve substantial progress in 2002 to prepare for the future.

Performance

Alcatel’s overall financial performance reflects this general context: sales fell 31% on a like-for-like basis, and net losses amounted to €4.7 billion. Upon closer analysis, these losses may be explained to a large extent by the change in the markets. Almost €900 million in asset and inventory writedowns are a direct result of the slump in customer demand, while €800 million in provisions for trade receivables were recorded because of the deteriorating financial health of some of these customers. Other provisions totaling €1.5 billion are now being used to fund staff cutbacks and to meet vital restructuring costs. Your company has demonstrated an exceptional ability to adapt to this unfavorable environment. Drastic measures have been implemented. We are now in a position to assess the effects of those measures by reviewing the three major changes listed below.

•	First change: the quarterly break-even point fell from over €6.0 billion in the fourth quarter of 2001 to €4.1 billion for the fourth quarter of 2002 and is expected to come close to €3.0 billion at year-end 2003. This puts Alcatel in a favorable position as it faces a depressed market showing no signs of picking up in 2003.

•	Second change: the Group’s working capital requirement fell from 25% of sales to less than 10% in one year, owing to a substantial inventory reduction and an increase in the amount of receivables collected.

•	Third change: in 2002, we consolidated Alcatel’s financial position, despite doubts of our ability to do so circulating in the marketplace. Alcatel’s year-end cash position exceeded its debt, thanks to a significantly lower working capital requirement and careful management of capital spending. Furthermore, the convertible bond issue floated in late 2002 enabled Alcatel to strengthen its capital structure by raising €645 million.

Despite the problems cited above, Alcatel succeeded in enhancing its competitive edge, giving further evidence of its position as the world’s number one telecommunications network provider. Although its sales have fallen 40% over the past two years, sales by some of its major competitors have shrunk by as much as two thirds. This means our company increased its market share, thanks to its wide product range, its diverse customer base and a real worldwide presence.

Our Group’s relative performance in its markets and the difficult restructuring process now well underway both attest to the quality of the men and women of Alcatel and their ability to work together and remain motivated, from the management team on down to the countless employees working throughout 130 countries. Our human resources management policy is highly global in scope and focused on mobility, which is a genuine asset in a world in crisis. For our shareholders, this degree of employee motivation is the best guarantee of success.

Lastly, let me point out that these necessary changes were made without compromising Alcatel’s future. We have maintained a high level in research and development expenses, accounting for 13.5% of sales. This enables us to continue to introduce promising new products on the market.

The outlook for Alcatel

Where does your company stand today and what are its true assets? In our opinion, the future path is clear. Owing to their architecture and the technical changes introduced over time, telephone networks are the best way to provide users with the instantaneous and interactive features that are the hallmark of modern communications, even though other kinds of infrastructures (cable, TV, satellite, land-based microwave) have major advantages for specific applications. In telephone networks, the priorities in terms of equipment are focused and will continue to focus more and more on meeting high speed needs in network peripherals— in other words, fixed and wireless network access equipment, where most traffic bottlenecks now occur.

If telephone networks, and high speed needs in particular, pose a major strategic challenge, Alcatel is in an ideal position to benefit from this situation. We are by far the world’s leading company in ADSL technologies, which are becoming more and more powerful. The increasingly widespread use of these technologies will give subscribers access to voice, high speed Internet and TV show packages over the existing copper wire telephone network. After the United States, South Korea and Japan, Europe is now turning to high speed and ADSL. Many governments are now aware of this major economic challenge. Capital expenditures on cutting-edge technologies, especially high speed, are strong drivers of economic growth, bringing about increased productivity, better management of local infrastructures, and reduction of the digital divide. Consequently, many countries are using computers more in the workplace and encouraging telecommuting. A few countries like South Korea and Canada have paved the way. The European Community has launched a wide-reaching program to make people aware of the value of this kind of investment, and France has set a goal of ten million ADSL subscribers within the next five years.

The other major strategic advantage is in the field of mobile networks. In just a few years, Alcatel has built up an outstanding position in mobile infrastructures, raising its GSM/ GPRS technology market share to over 11%, building over 150 networks around the world and achieving a comfortable return from this activity. Spurred by this forward momentum and backed by its alliance with Japan’s Fujitsu and its lengthy experience in Japan, Alcatel has developed a highly efficient technology along with advanced multimedia applications solutions for third generation networks, or UMTS. This means it can offer on wireless handsets, for corporations and individuals alike, a wide array of multimedia services such as built-in messaging, video conferencing, video telephony, audio and video downloading. The private communications market is a third major challenge. This market now accounts for over one third of the global telecommunications market. Over the past few years, Alcatel has acquired unique expertise. Our broad product range (fixed and mobile networks, terrestrial and submarine networks, optical solutions, satellites, convergent corporate networks, etc.), the growth of specialized technologies (signaling for railway infrastructures, for instance), and our ability to integrate end-to-end systems are opening up new markets. Alcatel has already deployed a number of integrated communications solutions for railway and oil companies, power utilities, cable companies and satellite broadcasting companies.

The future of telecommunications

What can be said about the outlook for our business? The need for data—the product of the New Information and Communications Technologies— will continue to exist in our modern societies, even though spending in that area is now at a low ebb. For individuals, this need is related to the history of mankind: it is the need to communicate. Above and beyond voice communications, which for a long time constituted the sole purpose of telecommunications networks, digital technologies makes it possible to transport text and fixed images as well as mobile images which is the next challenge to be overcome. At the same time, Internet and optical technologies have done away with distance in communications, allowing users to be anywhere and everywhere. For corporations, it has now been demonstrated that the number one factor in productivity is by far the effective use of the New Information and Communications Technologies, which can be used to manage their operations in real time and open up dialogues with partners. Governments have also become aware of the power of these technologies. The number of users— either people with mobile phones or with ADSL connections—and the volume of data exchanged by users are growing steadily and generating a sizable increase in traffic.

I am more than ever convinced that the outlook for the telecom business is promising and that we must continue our efforts.

I know that your investment in Alcatel stock in these turbulent times is a sign of confidence. It is up to all our employees, including myself, to live up to the trust you have placed in us.

I have no doubt that Alcatel will come out of this difficult period in a stronger position than we were before. I can assure you that the future of Alcatel is backed by a totally committed workforce and by my total dedication to building a powerful company from our solid worldwide leadership position.

Serge Tchuruk

KEY FIGURES

Simplified Income Statements for the Last 3 Years (French GAAP)

	2002	2001*
Euros in millions except for EPS			2000*	2000
and EPADS			pro forma	published

Sales	16,547	25,353	26,788	31,408
Income from Operations	(727)	(361)	2,082	2,251
Net Income	(4,745)	(4,963)	1,324	1,324
Earnings per “A” Share**	(3.99)	(4.33)	1.20	1.20
Earnings per ADS in USD**	(4.18)	(3.85)	1.13	1.13

*	2001 results reflect the Group’s new structure following the Nexans divestment in June 2001. Nexans was deconsolidated retroactively to January 1, 2001.
**	In this table, earnings per share and per ADS were calculated based on 1.102 billion shares for 2000, 1.139 billion shares for 2001, and 1.164 billion shares for 2002. Calculations made on the basis of 1 euro = 1.0485 dollar (at December 31, 2002).

Profile: Alcatel designs, develops and builds competitive leading edge communications networks that allow telecommunications operators and companies to transmit all types of content (voice, data or multimedia) to their customers worldwide. In 2002, the Group consolidated its leading positions in markets such as high speed Internet access and mobile infrastructures.

With the choice of a full array of turnkey solutions—from fixed networks (terrestrial and submarine), to mobile and satellite networks to a broad range of related services, Alcatel’s customers (telecommunications operators and businesses) can concentrate on their core businesses, focusing on the services they provide to their own customers. With sales of €16.5 billion in 2002, Alcatel is active in over 130 countries.

Net Sales by Segment	Net Sales by Region

Operating Income by Segment
Euros in millions

ALCATEL: 2002 IN REVIEW

CARRIER NETWORKING

Businesses and individuals alike can enjoy all the benefits of multimedia thanks to the innovative solutions offered by Alcatel, the world’s leading provider of broadband Internet access.

OPTICS

Despite the crisis in the segment, optics remains the only efficient method adapted to long-distance and intercontinental links. Alcatel is the world leader in optics.

e-BUSINESS

The popularity of e-business in the corporate world proved to be an advantage for Alcatel in 2002. The Group offers a broad array of equipment and applications software designed for e-business.

SPACE

Alcatel is the only telecommunications equipment provider with a space component in its product portfolio. Alcatel is one of the world’s leading companies in this sector.

COMPONENTS

Alcatel has a long-standing presence in several components markets in which it holds strong positions.

Highlights

Sustainable Development

Alcatel places a high priority on sustainable development in all forms—environmental, social and ethical—to meet today’s needs without jeopardizing our future

Because of the nature of its business which contributes significantly to the harmonious development of countries and people, and with a sense of responsibility befitting one of the world’s leading telecommunications companies active in 130 countries, Alcatel is firmly committed to a sustainable development approach that can meet today’s needs without compromising the ability of future generations to meet them. Environmental preservation, sound business practices and good corporate citizenship are permanent and concrete values that are the basis for Alcatel’s economic, technological and human growth.

Research and Development

Because investments in research and development today prepare for the products of tomorrow, Alcatel continues to maintain a high investment budget in this area

In 2002, Alcatel maintained a substantial research and development program focused on the sectors and product lines offering the greatest growth potential so as to consolidate its competitive advantages and emerge from the crisis in a stronger position. The Research and Development budget totaled 2.2 billion euros, representing 13.5% of sales (11.3% in 2001). As of December 31, 2002, 18,700 engineers worldwide were engaged in R&D activities.

Human Resources

Dynamic management of employee skills and careers is a major component of Alcatel’s strategy

Alcatel has a career management policy based on skills development and on helping employees reach their full potential. For example, the Alcatel Technical Academy recognizes and rewards employees whose scientific and technical contributions are particularly outstanding. As it is highly international in scope and very culturally diverse, Alcatel also places strong emphasis on job and geographical mobility as a means to enhance career development and transfer its technologies and know-how among entities within the company, and to expand its operations farther around the world, and to provide vital expertise that may be temporarily lacking in local communities.

SEGMENTS IN REVIEW

CARRIER NETWORKING	OPTICS	e-BUSINESS	SPACE & COMPONENTS

SOLUTIONS
• Data networks high-speed Internet access routers • Mobile networks • Voice networks • Intelligent networking • Network services	• Terrestrial and submarine optical networks • Optical fibers • Opto-electronic components • Point-to-point microwave	• Voice/data network infrastructures for business • Application software • Intelligent contact centers • Services • Mobile terminals	• Telecommunications networks (satellites, ground networks and related services)
• Space systems for weather, science, observation and environmental management
• Mobile infrastructure components, mechanical components for telecom systems, batteries

ACTIVITIES
• Networking and connectivity, from wire and radio technologies to switching and routing functions for operator networks • Design, integration and installation of fixed and mobile networks	• Activities associated with optical transport
• Development and supply of turnkey optical, submarine and terrestrial network solutions
	• Development, manufacture and marketing of opto-electronic components, optical fibers and point-to-point microwave	• Business changeover to voice/data convergent solutions • Application software development • Portable phone design and marketing	• Development of satellite systems for telecommunications, navigation, optical observation and radar, weather and science • Development and manufacture of electromechanical components

KEY FIGURES
• €8.2 billion in sales
• World leader in ADSL, 7.8 million lines delivered in 2002
• 22% of the ATM market
• 23 GSM customers in 88 countries
• Over 330 million circuit switching lines installed (18% of the world’s inventory)
• 800 network management customers	• €3.5 billion in sales • World leader in optical networks • No. 3 worldwide in optical fibers and opto-electronic components • World leader in point-to-point radio networks	• €2.3 billion in sales • World leader in multimedia contact centers • 12 million portable phones sold in 2002	• €3 billion in sales • Europe’s leading supplier and No. 3 worldwide in commercial satellites • No. 2 worldwide in radio- frequency systems

STRATEGY AND OBJECTIVES
• Work with operators in their need to generate new revenues by migrating their fixed and mobile systems to more value-added services
• Provide network management systems for optimal operation and maintenance
• Provide broadband solutions that stimulate the use of multimedia services
• Capitalize on a position as world leader in ADSL	• Capitalize on a position as world leader in terrestrial and submarine optical network solutions
• Take advantage of growth in the metropolitan network market
	• Optimize operators’ total network ownership cost	• Capitalize on: – extensive software expertise – a voice/data convergence – hosted services by operators/service suppliers – multi-channel distribution • Form mobile phone alliances	• Maintain a leadership position in the space telecommunications offer segment (Internet and multimedia) Consolidate leading positions in the components market

SHAREHOLDERS’ NOTEBOOK

The Alcatel Share Price on the Euronext and the DJ Euro Stoxx 50 Index	Agenda 2003

April 17 SHAREHOLDERS’ MEETING

April 29 EARNINGS FOR THE FIRST QUARTER OF 2002

July 29 EARNINGS FOR THE SECOND QUARTER AND THE FIRST HALF OF 2002

October 30 EARNINGS FOR THE THIRD QUARTER AND THE FIRST NINE MONTHS OF 2002

Relations with Shareholders, Analysts and Investors

Alcatel pursues an active information policy designed to communicate with the investment community. Since 1999, the Group has published quarterly earnings in addition to half-year reports. Alcatel regularly organizes meetings with shareholders and publishes a quarterly newsletter. The Bank of New York acts as the depositary for Alcatel’s American Depositary Receipt (ADR) program, manages registered ADR holders and offers a dividend reinvestment service. In addition, Alcatel’s Department of Investor Relations and Public Affairs will respond to any request for information.

Dividends per Share (in euros)

	2002*	2001	2000	1999	1998

Dividend Paid	—	0.16	0.48	0.44	0.40
Tax Credit	—	0.08	0.24	0.22	0.20
Total Dividend	—	0.24	0.72	0.66	0.60

*	Recommendation to the Shareholders’ Meeting of April 17, 2003 to not pay a dividend for fiscal year 2002.

Stock Market Listings

The Alcatel common share is listed on the Euronext in Paris (Euroclear code 13000, Reuters code CGEP.PA), in financial centers in Amsterdam, Antwerp, Basle, Brussels, Frankfurt, Geneva, Tokyo and Zurich, and on the SEAQ in London. The stock is also listed on the New York Stock Exchange (symbol ALA) in the form of American Depositary Shares (ADS). Each Alcatel ADS listed on the NYSE represents one Alcatel common share.

Five-Year Summary of Principal Market Data (prices in euros)*

Transactions in Alcatel A shares	2002	2001	2000	1999	1998

High	21.62	72.35	97.15	46.5	43.4
Low	2.05	11.34	39.11	18.3	13.3
Year End	4.18	19.20	60.50	45.6	20.9
Average Daily Volume (Shares)	14,170,706	11,411,000	6,805,000	4,145,000	5,750,000
Shares Outstanding (at December 31)	1,264,708,498	1,240,769,797	1,228,710,685	999,476,235	993,551,480

*	The par value of the Alcatel A share was split 5 to 1 on May 22, 2000. In order to facilitate comparison, all the figures for the preceeding periods have been recalculated to take this into account.

U.S. GAAP SUMMARIZED CONSOLIDATED INCOME STATEMENTS

(in millions)	2002(a)	2002	2001	2000
Net sales	$17,352	€16,549	€25,627	€31,382
Cost of sales	(14,542)	(13,869)	(20,108)	(22,421)
Administrative and selling expenses	(3,008)	(2,869)	(4,354)	(4,301)
Research and development expenses	(2,341)	(2,233)	(2,893)	(2,828)
Purchased in process R&D	(14)	(13)	(13)	(931)
Restructuring costs	(1,815)	(1,731)	(1,385)	(332)
Amortization of goodwill	(4,311)	(4,112)	(2,013)	(748)
Other operating expenses	(23)	(22)	(146)	—

Income (loss) from operations	(8,702)	(8,300)	(5,285)	(179)

Interest expense for mandatory convertible notes	(1)	(1)	—	—
Interest expense	(2,089)	(1,992)	(2,186)	(1,328)
Interest income and other financial income, net	1,424	1,358	671	920
Other income (expense), net	16	15	(70)	(375)
Gain on sale of stock in subsidiaries	266	254	1,023	695

Income (loss) from continuing operations before taxes	(9,086)	(8,666)	(5,847)	(267)
Share in net income of equity affiliates	(81)	(77)	(16)	126
Provision for income tax	96	91	1,178	(337)
Minority interests	(22)	(21)	(5)	(3)

Net income (loss) from continuing operations	(9,093)	(8,673)	(4,690)	(481)

Income (loss) from discontinued operations	(34)	(32)	—	—
Cumulative effect of adoption of SFAS 133 and 142, net of tax	(2,942)	(2,806)	(247)	—

Net income (loss)	$(12,069)	€(11,511)	€(4,937)	€(481)

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = $1.0485 on December 31, 2002.

(2) Earnings per Share under U.S. GAAP:

Earnings per share are calculated in accordance with U.S. GAAP (see note 8).

	2002(a)	2002	2001	2000
Class A share

Basic earnings per share:
Net income (loss) before cumulative effect of accounting change	$(7.72)	€(7.37)	€(4.10)	€(0.46)
Net income (loss)	$(10.25)	€(9.78)	€(4.32)	€(0.46)

Diluted earnings per share:
Net income (loss) before cumulative effect of accounting change	$(7.72)	€(7.37)	€(4.10)	€(0.46)
Net income (loss)	$(10.25)	€(9.78)	€(4.32)	€(0.46)

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = $1.0485 on December 31, 2002.

The U.S. GAAP accounts represented on Pages 8 through 10, as well as the various notes referred to in the Report of Independent Public Accountants on Page 11, can be found in Alcatel’s 2002 Annual Report on Form 20-F filed with the SEC on March 31, 2003. Alcatel’s U.S. GAAP accounts are based on its 2002 Consolidated Financial Statements reported under French GAAP on February 4, 2003, and which are also contained in the 20-F. For a complete copy of the 20-F, which includes an explanation of the main differences between Alcatel’s French and U.S. GAAP accounts, please refer to our website at www.alcatel.com/finance.

U.S. GAAP BALANCE SHEET
AS OF DECEMBER 31

(in millions of euros)
ASSETS	2002	2001	2000

Cash	5,407	4,374	2,617
Marketable securities	473	238	81
Short term investments	258	435	363
Other debtors	2,432	5,587	4,148
Trade receivables and related accounts	4,639	8,387	10,659
Inventories, net	2,329	4,657	7,414

TOTAL CURRENT ASSETS	15,538	23,678	25,282

Other invest. & other non-current assets, net	4,143	4,259	5,338
Equity in net assets of affiliates	553	1,222	1,243

Invest. & other non-current assets	4,696	5,481	6,581

Property, plant and equipment, at cost	8,308	9,708	11,949
Less: accumulated depreciation	(5,732)	(5,549)	(7,369)

Property, plant and equipment, net	2,576	4,161	4,580

Acquisition goodwill, net	7,225	14,636	16,673
Other intangible assets, net	399	1,090	1,207

Intangible assets, net	7,625	15,726	17,880

TOTAL NON-CURRENT ASSETS	14,897	25,368	29,041

TOTAL ASSETS	30,435	49,046	54,323

LIABILITIES AND SHAREHOLDERS’ EQUITY	2002	2001	2000

Other current liabilities	3,320	4,507	5,578
Trade payables and related accounts	4,164	5,167	5,743
Accrued contract costs & other accrued liabilities	2,603	3,180	3,097
Customers deposits and advances	1,482	1,693	1,560
Short term financial debt	570	2,204	1,813

TOTAL CURRENT LIABILITIES	12,139	16,751	17,791

Other long term liabilities	1,117	3,147	1,759
Other long term financial debt	472	300	605
Bonds and notes issued	5,441	5,902	4,972

Long term financial debt	5,913	6,202	5,577

Other reserves	688	656	1,296
Accrued pensions and retirement obligations	1,366	1,280	1,322

Total reserves	2,054	1,936	2,618

TOTAL NON-CURRENT LIABILITIES	9,084	11,285	9,954

Mandatory convertible notes for Class A shares	645	—	—

MINORITY INTERESTS	383	222	438

Capital stock	2,529	2,481	2,457
Additional paid-in capital	21,243	21,212	21,334	*
Retained Earnings	(13,245)	(1,600)	3,590	*
Unrealized holding gains	15	211	825
Cumulative translation adjustments	(543)	407	38
Less treasury stock, at cost	(1,815)	(1,923)	(2,104	)*

SHAREHOLDERS’ EQUITY	8,184	20,788	26,140

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	30,435	49,046	54,323

*	Alcatel has reclassified € 156 million in “additional paid-in capital” and € (156) million in “retained earnings” as of December 31, 2000 relating to accounting for gains and losses on sales of treasury stock.

U.S. GAAP STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

		Additional		Minimum	Unrealized	Cumulative	Treasury	Net
	Capital	paid-in	Retained	liability	holding	translation	Stock at	income	Shareholders’
(in millions of euros)	stock	capital	earnings	adjustment	gains/(losses)	adjustment	cost	(loss)	equity

Balance at December 31,
2001 after appropriation	2,481	21,212	(1,443)	(157)	211	407	(1,923)	—	20,788

Capital increase		8							8
Net change in treasury stock Class A shares owned by consolidated subsidiaries		(7)					108		101
Net changes in unrealized holding gains/(losses)					(196)				(196)
Minimum liability adjustment				(75)					(75)
Accounting for pre- existing stock option plans in business combinations		(227)	205						(22)
Capital increase linked to the acquisition of Astral Point	18	178	(38)						158
Capital increase linked to the acquisition of Telera	30	79	(11)						98
Translation adjustment						(950)			(950)
Other changes			(215)						(215)
Net income (loss)								(11,511)	(11,511)

Balance at December 31,
2002 before appropriation	2,529	21,243	(1,502)	(232)	15	(543)	(1,815)	(11,511)	8,184

Proposed appropriation of net income			(11,511)					11,511

Balance at December 31,
2002 after appropriation	2,529	21,243	(13,013)	(232)	15	(543)	(1,815)	—	8,184

SHAREHOLDER CONTACTS

Alcatel

54, rue La Boétie

75411 Paris Cedex 08 – France
+33 1 40 76 13 27
www.alcatel.com/finance

The Bank of New York

Shareholder Relations Department

PO Box 11258, Church Street Station
New York, New York 10286-1258 – 1-888-269-2377
Email Inquiries: Shareowner-svcs@bankofny.com
Website: www.adrbny.com

Market information/20-F

www.alcatel.com/finance

Press releases

www.alcatel.com/vpr

Alcatel, société anonyme with a share capital of € 2,529,416,996

54, rue La Boétie – 75008 Paris – France
Phone: +33 1 40 76 10 10 – Fax: +33 1 40 76 14 05 – www.alcatel.com